Exhibit 21.1
List of Subsidiaries of Marqeta, Inc.

Subsidiary Name	Jurisdiction of Incorporation

Marqeta Australia Pty Ltd	Australia
Marqeta do Brasil Processadora e Servicos LTDA	Brazil
Marqeta sp. z.o.o.	Poland
Marqeta Singapore Pte. Ltd.	Singapore
Marqeta UK Ltd	United Kingdom
Power Finance Inc.	U.S.A., Delaware